InterOil Approves And Files Amended New By-Law No. 2

PORT MORESBY, Papua New Guinea and HOUSTON, June 18, 2013 /PRNewswire/ -- InterOil Corporation (NYSE:IOC) (POMSoX:IOC) announces that, following discussions with institutional investors as well as institutional advisory services, InterOil has amended the advanced notice provisions in the new by-law no. 2 to meet recent best practice standards. The advanced notice provisions in the new by-law no. 2 of InterOil, which was approved on April 24, 2013, and modified on June 17, 2013, by the board of directors, and which has been filed on SEDAR, is subject to the approval of InterOil's shareholders at the upcoming annual and special meeting of shareholders to be held on June 24, 2013.

The amended new by-law no. 2 has been filed on SEDAR (www.sedar.com) and EDGAR (www.sec.gov) and is available on InterOil's website (www.interoil.com). Shareholders can also request a copy from InterOil's Corporate Secretary (Geoff.Applegate@InterOil.com).

About InterOil

InterOil Corporation is developing a vertically integrated energy business whose primary focus is Papua New Guinea and the surrounding region. InterOil's assets consist of petroleum licenses covering about 3.9 million acres, an oil refinery, and retail and commercial distribution facilities, all located in Papua New Guinea. In addition, InterOil is a shareholder in a joint venture established to construct an LNG plant in Papua New Guinea. InterOil's common shares trade on the NYSE in US dollars.

Investor Contacts for InterOil

Wayne Andrews	Meg LaSalle
Vice President Capital Markets	Investor Relations Coordinator
Wayne.Andrews@InterOil.com	Meg.LaSalle@InterOil.com
The Woodlands, TX USA	The Woodlands, TX USA
Phone: +1-281-292-1800	Phone: +1-281-292-1800